UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-13419

CUSIP NUMBER 535555106

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: August 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Lindsay Corporation

Full Name of Registrant

Former Name if Applicable

18135 Burke Street, Suite 100

Address of Principal Executive Office (Street and Number)

Omaha, NE 68022

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lindsay Corporation (“Lindsay”) had completed its Annual Report on Form 10-K for the fiscal year ended August 31, 2019 (the “2019 10-K”) and instructed its third party printer service (the “Printer”) to file the 2019 10-K with the Securities and Exchange Commission (the “SEC”) prior to the submission deadline on October 30, 2019. Due to unforeseen technical problems arising at the Printer, the Printer was unable to carry out Lindsay’s instructions and so the 2019 10-K could not be filed with the SEC by the 5:30 P.M. EDT submission deadline without unreasonable effort or expense to Lindsay. Lindsay filed the 2019 10-K shortly after the submission deadline and such filing was accepted at 5:50 P.M. EDT on October 30, 2019.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Ketcham	402	829-6800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Lindsay Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 30, 2019	By:	/s/ Brian L. Ketcham
Brian L. Ketcham
Senior Vice President and Chief Financial Officer